Exhibit 99.1

R.V.B. HOLDINGS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on May 7, 2012 at 10:00 am. Israel time, at the Company’s offices, located at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel.

The agenda of the Meeting shall be as follows:

1. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2012 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.

2. Re-election of each of Messrs. Yitzhak Apeloig and Yair Fudim as a director of the Company to hold office until the close of the next annual general meeting.

3. Re-election of Mr. Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting and classification of Mr. Shelef as an independent director.

4. Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter. However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 4, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 4 will require the affirmative vote of at least a majority of the ordinary shares of the Company present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the approval of Proposal4, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of ordinary shares of the Company mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on April 2, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 5, 2012). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at Platinum House, 21 Ha'arba'ah St., Tel Aviv 64739, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than April 12, 2012.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors of the Company may indicate in a notice to the shareholders. If a quorum is not present on the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law"), the persons present shall constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices, Platinum House,  21 Ha'arba'ah St., Tel Aviv, Israel during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6845500).

By Order of the Board of Directors,

Yitzhak Apeloig,
Chairman of the Board of Directors of the Company

Dated: March 28, 2012

ii

R.V.B. HOLDINGS LTD.

21 Ha'arba'ah St., Tel Aviv, 64739, Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2012

This proxy statement is being solicited by our board of directors (the “Board of Directors”) of R.V.B. Holdings Ltd (the “Company”, “we”, “our”, “us”, and/or “RVB”) for use at our annual general meeting of shareholders to be held at the Company’s offices on May 7, 2012, at 10:00 am.(Israel time), or at any adjournment thereof (the “Meeting”).  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is as of the close of business on April 2, 2012 (the “Record Date”). As of the March 26, 2012, we had 232,725,787 of our ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Meeting, the shareholders of the Company are being asked to consider and resolve to:

1. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the 2012 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors to determine the independent auditors' remuneration.

2. Re-election of each of Messrs. Yitzhak Apeloig and Yair Fudim as a director of the Company to hold office until the close of the next annual general meeting.

3.  Re-election of Mr. Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting and classification of Mr. Shelef as an independent director.

4. Approval and ratification of the Company's purchase of insurance policies of directors’ and officers’ liability.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 5, 2012). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting (other than proposal 4), subject to the terms of applicable law. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 48 hours prior to the Meeting; or (iii) voting in person at the Meeting, provided the return of the proxy was requested at the Meeting.

Each Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”), two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders. If a quorum is not present on the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Companies Law, the persons present shall constitute a quorum.

The approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter. However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 4, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 4 will require the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the Proposal, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at Platinum House, 21 Ha'arba'ah St., Tel Aviv, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than April 12, 2012.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 6, 2012. This proxy statement and the accompanying proxy card are also available to the public on the SEC’s website at http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1: RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER Of DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2012 FISCAL YEAR AND THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE INDEPENDENT AUDITORS' REMUNERATION.

Under the Companies Law and the Company's Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors and have the power to authorize the Board of Directors to determine the independent auditors' remuneration.

Following the recommendation by the Company’s audit committee and the Board of Directors, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu ("Brightman Almagor Zohar & Co."), be reappointed as the independent auditors of the Company for the 2012 fiscal year and the period ending at the close of the next annual general meeting. Such auditors were appointed on August 22, 2011 to serve as the Company’s auditors for the 2011 fiscal year and the period ending at the close of this annual general meeting, following the dismissal of Somekh Chaikin, a member firm of KPMG International ("Somekh Chaikin").

Somekh Chaikin billed the Company approximately $65 thousand for audit services for the fiscal year 2010, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Brightman Almagor Zohar & Co. billed the Company approximately $30 thousand for audit services for the fiscal year 2011, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the company for the 2012 fiscal year and the period ending at the close of the next annual general meeting and to authorize the board of directors, subject to the approval of the audit committee, to determine the independent auditors' remuneration.”

The affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolution.

PROPOSAL NO. 2: RE-ELECTION OF EACH OF MESSRS. YITZHAK APELOIG AND YAIR FUDIM AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

The Board of Directors believes that it is in the best interest of the Company and its shareholders to re-elect each of Messrs. Yitzhak Apeloig and Yair Fudim as directors at the Company for a one-year term each until the next annual general meeting of the Company's shareholders.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Each of the director nominees has certified to the Company that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

Herein below is information regarding Messrs. Yitzhak Apeloig and Yair Fudim that they have provided:

Yitzhak Apeloig (52) has served as a director of our Company since March 2011. Mr. Apeloig has served as chairman of the board of directors of Leader Holdings & Investments Ltd, Greenstone Industries Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd. and Polar Communications Ltd. Mr. Apeloig has served as a chairman of the board of directors and CEO of Anigad Ltd. since 2005. From 2003 to 2005 Mr. Apeloig served as chairman of the board of directors of Telit Communications PLC and its main subsidiary Dai Telecom SPA, located in Italy. From 2001 to 2003 Mr. Apeloig served as CEO of Polar Infrastructures Ltd. From 1994 to 2001 Mr. Apeloig served as CFO and member of board of management of Polar Investments Ltd. From 1992 to 1994 Mr. Apeloig served as CFO and member of board of management of Magal Security Systems Ltd. Mr. Apeloig holds a B.A in Accounting and Economics from the Tel Aviv University. Mr. Apeloig has been a member of the board of directors of the following companies, among others: M.G.A.R Computerized Collection Center Ltd., Leader Hanpakot (1993) Ltd, Leader Croatia B.V, Prioricity Ltd., Dip Tech Ltd., Fomat Ltd, Technomatica Ltd and Photo Me International PLC.

Yair Fudim (62) has served as a director of our Company since March 2011 and as CEO of our Company since March 2011 through January 2012. Mr. Fudim has served as CEO of Leader Holdings & Investments Ltd. (since April 1991) and Greenstone Industries Ltd. (since February 2010). Mr. Fudim has served as chairman of the board of directors of Leader Capital Markets Ltd. and of Yalin-Lapidot Holdings Ltd, and has been a member of the board of directors of the following companies, among others: Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., Polar Communications Ltd., Koonras Technologies Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a BA in Economics and an MBA from the Hebrew University of Jerusalem.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that Mr. Yitzhak Apeloig is hereby re-elected to serve as a director of the Company until the next annual meeting or until his successor is duly elected and qualified.

FURTHER RESOLVED, that Mr. Yair Fudim is hereby re-elected to serve as a director of the Company until the next annual meeting or until his successor is duly elected and qualified.”

The affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolutions.

PROPOSAL NO. 3: RE-ELECTION OF PROF. GEDALIAH SHELEFAS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND CLASSIFICATION OF PROF. SHELEF A AN INDEPENDENT DIRECTOR.

The Board of Directors believes that it is in the best interest of the Company and its shareholders to re-elect Prof. Gedaliah Shelef as a director for a one-year term until the next annual general meeting of the Company's shareholders and to classify him as an independent director under the provisions of the Companies Law.

Prof. Shelef has consented to being named in this Proxy Statement and the Company is not aware of any reason why he will not serve as a director.  Prof. Shelef has certified to the Company that he complies with all requirements under the Companies Law for serving as an independent director. Such certification will be available for inspection at the Meeting. If at the time of the Meeting, however, Prof. Shelef should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

Herein below is information regarding Prof. Gedaliah Shelef that he had provided:

Gedaliah Shelef (76) has served as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Dr. Shelef was appointed as a faculty member at the Technion, Israel Institute of Technology in 1970, became a Professor of Environmental Engineering in 1980, served as the Dean of the Faculty of Civil Engineering between 1985 and 1990 and became Professor Emeritus of the Technion on 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion-Israel Institute of Technology (the the “Technion”). Between 1972 and 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: Israel Oceanographic and Limnological Research Company Ltd (1971-1976), International Association of Water Pollution Research (1976-1980), Technion (1983-1985), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993). Mr. Shelef holds a B.Sc in Agricultural Engineering from the Technion, (1957), a M.Sc. in civil Engineering (1964), a M.P.H., (Master of Public Health), (1965), and a Ph.D. in Hydraulics and Sanitary Engineering, (1968), all three degrees from the University of California, Berkley. Dr. Shelef served for two years  as a Visiting Professor at M.I.T. (1979 – 1981), a Visiting Scholar at the University of Tohuko in Sendai, Japan, (an appointment by Japan’s Academy of Science), (1990), a Visiting Professor at the University of North Carolina, (Chapel Hill), (1996). Dr. Shelef served as a consultant in many countries in Europe, North and South America, South-East Asia, Africa and Australia.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that Prof. Gedaliah Shelef is hereby re-elected to serve as a director until the next annual meeting or until his successor is duly elected and qualified, and to classify him as an independent director under the Companies Law.”

The affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolution.

PROPOSAL NO. 4: APPROVAL AND RATIFICATION OF THE COMPANY'S PURCHASE OF INSURANCE POLICIES OF DIRECTORS’ AND OFFICERS’ LIABILITY

On March 23, 2012, the Company obtained directors’ and officers’ liability insurance for its officers and directors (“D&O insurance policies”) with coverage in an aggregate amount of US US $5million until March 23, 2013 for a total premium of US$ 28,000. This directors' and officers’ liability insurance policy was reviewed and approved by the Company’s audit committee and the Board of Directors and are subject to the approval of the Company’s shareholder’s at the Meeting.

It is proposed to approve the Company’s purchase of D&O insurance policies, which terms have been approved by the Company’s audit committee and the Board of Directors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of insurance policies with respect to director’s and officers’ liability, which terms have been approved by the Company’s audit committee and the Board of Directors and as presented to the shareholders, is hereby approved and ratified.”

The affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter is required for the approval of the foregoing resolution.

However, pursuant to the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of Proposal 4, provided that such objection has been submitted to the Company within 14 days as of the date of this proxy statement. If such objection is received by the Company within such 14 day period, the approval of Proposal 4 will require the affirmative vote of at least a majority of the ordinary shares of the Company present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who do not have personal interest in the approval of Proposal 4, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of ordinary shares of the Company mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

RVB files annual and special reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

RVB is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 and in Rule 405 under the Securities Act. As a result, it files annual reports pursuant to section 13 of the Securities Exchange Act on Form 20-F and reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Securities Exchange Act regarding foreign private issuers, the annual proxy solicitations of RVB are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and transactions in its equity securities by their officers and directors are exempt from section 16 of the Securities Exchange Act.